SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

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ITEM 1

PREVIEW OF INCOME STATEMENT FOR SECOND QUARTER 2003

REPSOL YPF PRODUCTION UP 12%
CONSOLIDATING THE FOUNDATIONS FOR FUTURE GROWTH

Unaudited figures

2Q 2002	1Q 2003	2Q 2003	% Variation 2Q03/2Q02	SECOND QUARTER 2003 RESULTS	Jan-Jun 2002	Jan-Jun 2003	% Variation 03/02

				(Million Euro)
471	772	642	36.3	ADJUSTED NET INCOME (1)	913	1,414	54.9
1.000	672	493	-50.7	NET INCOME	1,302	1,165	-10.5
844	1,129	946	12.1	OPERATING INCOME (2)	1,733	2,075	19.7
1,267	1,257	1,193	-5.8	CASH FLOW (2)	2,421	2,450	1.2

				Euro per share (3)
0.39	0.63	0.53	36.3	ADJUSTED NET INCOME	0.75	1.16	54.9
0.82	0.55	0.40	-50.7	NET INCOME	1.07	0.95	-10.5
1.04	1.03	0.98	-5.8	CASH FLOW	1.98	2.01	1.2

(1)	Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortisation.

(2)	Consolidating 24.042% stake in Gas Natural sdg in the first quarter and 24.999% in the second quarter proforma operating income figures in 2002 would be 726 million euro for the second quarter and 1,349 million euro for the first half. The proforma cash flow calculated as described above would be 1,156 million euro for the second quarter and 2,065 million euro for the first half of 2002.

(3)	Average number of shares: 1,220.8 million, constant over the period under study.

SECOND QUARTER 2003 HIGHLIGHTS

•	Net adjusted income, at Eu642million, was 36.3% higher than in the second quarter of 2002. Net income was Eu493 million and operating income Eu946 million, up 12.1% as against the second quarter 2002. Second quarter results reflect strong volume growth in several of the Company’s core activities (oil and gas production, marketing in Europe, petrochemicals and LNG sales), curtailment in operating expenses, a reduction of financial expenses, as well as a more positive crude oil and gas price environment and more favourable downstream margins. The impact of these factors outweighs negative aspects, such as the evolution of the dollar against the euro and a higher tax rate.

•	Quarterly production reached at 1,162,000 boepd, 11.8% higher than the 2002 equivalent of 1,039,000 boepd. Production in this quarter represents the maximum amount ever achieved by the Company. This increment is mainly attributable to the full start of operations of the third liquefaction train in Trinidad and Tobago in May and higher gas demand in Argentina. Moreover, the company continues to lay the foundations for future growth following the approval by the Government of Trinidad and Tobago for the construction of a fourth train at the Atlantic LNG plant, which has increased the Company’s proven reserves by 185 million boepd, and the “Package 1” exploration agreement in Libya signed in May, which includes six very promising blocks.

•	Net debt at the end of the second quarter 2003 stood at Eu6,424million, Eu1,262 million less than in the first quarter this year. This brings the Company’s net debt ratio to 25.9% at the end of the quarter.

•	On 4 April, the Repsol YPF Annual General Shareholders’ Meeting approved the payment of a total gross dividend against 2002 results of Eu0.31 per share, 48% higher than in the previous year.

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1.	INTRODUCTION

1.1	Second quarter results

Adjusted net income was up 36.3% to Eu642 million vs. Eu471 million for the same period a year earlier. Reported net income for the second quarter 2003 was Eu493million vs. the Eu1 billion in the equivalent quarter last year that included, among other concepts, capital gains on the sale of a 23% stake in Gas Natural sdg.

The table below gives a reconciliation of the company’s results in the second quarter 2003 and first quarter 2003 and second quarter 2002.

				Jan - Jun 02	Jan - Jun 03
	2Q02	1Q03	2Q03	Accumulated	Accumulated

	(Million euro)
Net Income	1,000	672	493	1,302	1,165
Goodwill amortization	147	122	128	286	250
Accountable	58	45	43	122	88
Assigned to assets	89	77	85	164	162
Net extraordinary items	-696	-17	39	-852	22
Net non-recurring items	20	-5	-18	177	-23

TOTAL Net Income before Goodwill, Extraordinary and Non-recurring items	471	772	642	913	1,414

Consolidating the stake in Gas Natural sdg at 24.999% in the second quarter of 2002 and 2003, operating income would have been 30.3% higher from the Eu726 million registered in the second quarter 2002, as shown in the following table:

			% Variation
	2Q02 (*)	2Q03	2Q03 / 2Q02

	(Million euro)
EBITDA	1,357	1,502	10.7
OPERATING INCOME	726	946	30.3

NET CASH FLOW	1,156	1,193	3.2

(*)	Proforma

Quarterly operating income was Eu946 million, 12.1% higher than in the equivalent period a year earlier while net cash flow fell 5.8% on the year to Eu1,193 million. On equivalent terms, net operating cash flow increased 3.2%, notwithstanding the second quarter 2003 tax rate of 32% vs. 22% in the same quarter a year earlier.

Earnings per share in the second quarter of 2003 were Eu0.40 versus Eu0.82 in the same period last year. Cash flow per share was Eu0.98 in comparison with Eu1.04 in the second quarter 2002.

The business scenario in the quarter was characterized by much lower crude oil prices than in the first quarter this year (with average Brent prices at 26.0$/bbl vs. 31.5$/bbl), but higher than in the second quarter of 2002 (25.05$/bbl). The performance of refining margins was quite similar, 2.72$/bbl in the second quarter, almost 40% lower than in the first quarter this year, but three times higher than in the second quarter 2002. Chemical activities showed a significant improvement in base chemical margins in the quarter as well as the high margins on Argentinean derivative products of the previous quarter maintained their strong momentum. In Gas & Power, operating income was affected by the variation in the scope of consolidation following the sale of a 23% stake in Gas Natural and the consolidation of Enagas by the equity method since July 2002.

It is worth highlighting that despite the weakness of the dollar against the euro, and the higher tax rate, the Company generated Eu1,193 million in net cash flow in the quarter, 5.8% less than in the second quarter 2002.

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1.2	January to June results

Net income before extraordinaries, non-recurring items, and goodwill amortization was Eu1,414million in the first six months of 2003, 54.9% higher than in the same period a year earlier. Operating income for the first half of the year was Eu2,075 million, 19.7% higher on the year. Net cash flow for the first six months was Eu2,450 million, 1.2% higher than in the equivalent 2002 period.

Net reported income fell 10.05% on the year to Eu1,165million. Earnings per share in the first half of 2003 were Eu0.95 in comparison with Eu1.07 in the same period last year. Net cash flow per share reached Eu2.01 in the first six months of 2003 vs. Eu1.98 per share in the equivalent 2002 period.

Benchmark oil prices in the first six months were much higher than in the same period last year, with the price of Brent crude at an average 28.77 $/bbl vs. 23.01 $/bbl in first half-year 2002. Refining margin indicators were also much higher than in the previous year, 3.48$/bbl vs. 1.01$/bbl in 2002. Notwithstanding the above, crude oil prices and refining margins were sharply lower in the second part of the first six-month period. In Chemicals, margins showed a positive trend while Gas & Power continued to be strongly affected by the variation in the scope of consolidation following the sale of Gas Natural sdg and Enagas in first quarter 2002.

1.3	Investment and divestment

Investments in the second quarter, at Eu728 million, were 21% higher year-on-year. This increase is mainly a consequence of higher investments in E&P. The first half-year total investments reached Eu2,138 million, 61.7% more than in the equivalent period a year earlier. The main reason for this increase is the acquisition in Trinidad and Tobago, thanks to which Repsol YPF has trebled its reserves and production in this country. Investments were also affected by the change in the scope of consolidation for Gas Natural sdg, and the impact of the peso devaluation and its gradual appreciation on investments in Argentina. Despite the size of these investments, the Company remains committed to achieving its cost savings target for the year.

No major divestments were made in the second quarter 2003. Total disposals for the first half of 2003 reached Eu143 million, and refer mainly to the sale of a 6.78% stake in Compañía Logística de Hidrocarburos (CLH).

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1.4	Financial debt

The Company’s net financial debt was Eu6,424 million at the end of the second quarter, Eu1,262 million less than at the close the first quarter 2003. The main factors behind this reduction were:

•	Eu1,193 million net cash flow generated in the quarter.
•	Eu613 investments (*).
•	The effect of the euro/dollar exchange rate, originating a Eu372 million debt reduction.
•	Variation in working capital and other movements, producing a decrease of Eu310 million.

Financial investments at 30 June 2003 ammounted Eu4,873 million, similar to year-end 2002 levels. Eu1 billion revenues from the July 10-year bond issue further increased this figure. In accordance with the Company’s conservative financial policy, the accumulated cash was used for early repayment of debt maturing up to early 2005.

The financial ratios for the second quarter are as follows:

•	The debt ratio fell from 29.5% in the first quarter of 2003 to 25.9%.
•	At June 2003, the ratio of net debt to operating cash flow stood at 76% vs. 54% in the equivalent period last year.

  Unaudited figures

QUARTER					ACCUMULATED

			% Variation		Jan-Jun	Jan-Jun	% Variation
2Q02	1Q03	2Q02	2Q03/2Q02	NET DEBT EVOLUTION	2002	2003	03/02

16,669	7,472	7,686	-53.9	NET DEBT AT BEGINNING OF PERIOD	16,555	7,472	-54.9
-1,267	-1,257	-1,193	-5.8	CASH-FLOW	-2,421	-2,450	-1.2
602	1,407	613	1.8	INVESTMENTS (*)	1,322	2,020	52.8
-2,329	-112	-31	-98.7	DIVESTMENTS (*)	-2,746	-143	-94.8
82	226	48	-41.6	DIVIDENDS	386	274	-29.0
-2,019	-301	-372	-81.6	TRANSLATION DIFFERENCES (1)	-1,651	-673	-59.2
-2,778	251	-327	-88.2	OTHER MOVEMENTS	-2,485	-76	-96.9
8,960	7,686	6,424	-28.3	NET DEBT AT CLOSE OF PERIOD	8,960	6.424	-28.3

				Debt ratio (%)

27,318	26,082	24,754	-9.4	TOTAL CAPITALISATION (Million Euros)	27,318	24,754	-9.4
32.8	29.5	25.9	-21.0	NET DEBT / TOTAL CAPITALISATION	32.8	25.9	-21.0
65.0	55.2	46.3	-28.8	NET DEBT / SHAREHOLDERS EQUITY	65.0	46.3	-28.8

(*)	Excluding investments and divestments in financial assets having no effect on net debt evolution.
(1)	At 30 June 2002, 1 euro = 0.997 dollars; at March 2003, 1 euro = 1.089 dollars; and at 30 June 2003, 1 euro = 1.144 dollars.

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2.	ANALYSIS OF RESULTS FOR EACH BUSINESS AREA

2.1.	EXPLORATION & PRODUCTION

Unaudited figures

QUARTER					ACCUMULATED

2Q02	1Q03	2Q03	% Variation 2Q03/2Q02		Jan-Jun 2002	Jan-Jun 2003	% Variation 03/02

				OPERATING INCOME
435	670	543	24.8	(Million euro)	691	1,213	75.5
				OIL AND LIQUIDS PRODUCTION
583.8	575.6	604.9	3.6	(Thousand boepd)	585.5	590.3	0.82
				GAS PRODUCTION
2,556	2,398	3.128	22.4	(Million scfpd)	2,286	2,765	21.0
				TOTAL PRODUCTION
1,039.0	1,002.7	1,162.0	11.8	(Thousand boepd)	992.6	1.082.7	9.1
				INVESTMENTS
264	1,154	375	42.0	(Million euro)	504	1,529	203.4
				EXPLORATION EXPENSES
91.5	37.4	40.9	-55.3	(Million euro)	130.4	78.2	-40.0

QUARTER				REALISATION PRICES	ACCUMULATED

2Q02	1Q03	2Q03	% Variation 2Q03/2Q02		Jan-Jun 2002	Jan-Jun 2003	% Variation 03/02

				Brent
25.05	31.52	26.00	3.8	($/Bbl)	23.09	28.77	24.6
				WTI
26.29	34.06	29.02	10.7	($/Bbl)	23.89	31.54	32.0
				LIQUIDS
21.07	28.26	23.59	12.0	($/Bbl)	18.20	25.81	41.8
				GAS
0.67	1.04	1.06	58.2	($/thousand scf)	0.75	1.05	40.0

Second quarter results

Operating income for this quarter was Eu543 million, showing a year-on-year rise of 24.8%. Improvement here was due to the increase in crude oil and gas production, higher oil prices, the rise in price of gas in Argentina and Trinidad and Tobago, and the incorporation of profit obtained on the marketing and transport of gas purchased in Trinidad and Tobago under favourable terms. The depreciation of the dollar against the euro, however, had a negative effect.

In the second quarter 2003, the Repsol YPF liquids realisation prices averaged $23.59 per barrel versus $21.07 per barrel in the first quarter 2002 and 28.26 $bbl in the first quarter this year. Furthermore, a 20% retention continued to be levied on oil exports from Argentina, resulting in a payment of $37.8 million, equivalent to $1.06 per barrel on all crude oil sold in that country during this second quarter 2003.

Average gas prices over the quarter were $1.06 per thousand cubic feet, 58.2% higher than the 2002 equivalent, reflecting the improvement in gas prices in Argentina and the larger contribution from Trinidad and Tobago to total gas sales, which increased from 3.9% in the second quarter of 2002 to 14.0% in the same quarter in 2003, as well as the price rise in Trinidad & Tobago of $2.12 per thousand cubic feet vs. $1.07in the second quarter of 2002.

The average gas price in Argentina this quarter was $0.82 per one thousand cubic feet (0.57 in the second quarter of 2002 and 0.88 in the first quarter of 2003). Improvement in gas prices in Argentina compared to the equivalent quarter in 2002 originated in the dollarisation of domestic sales to same industrial export customers, prices as well as the positive impact of the peso appreciation. The drop in comparison with the first quarter of 2003 is attributable

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the increase in seasonal demand from the peso-denominated sales segment which adversely affects the average dollar sales price.

Total production in the second quarter 2003 reached 1,162,000 boepd, 11.8% higher than the 1,039,000 boepd registered in the same quarter the year before. The rise in production comes mainly from Trinidad and Tobago, reaching 116,400 boepd in June with three trains in operation, and the significant increase in gas production in Argentina. To a lesser extent, growth in production came from the acquisition of an additional 25% stake in Quiamare La Ceiba in Venezuela, effective as of 1 January 2003 and the increase in gas production in Bolivia and oil production in Libya, which offset lower production in Algeria, Ecuador, Dubai, and Spain. In Venezuela, production, at more than 100,000 boepd, was fully back to normal, thanks to the incorporation of production from the 25% additional stake in Quiamare La Ceiba in the first quarter of 2003. In Algeria, the effect of high oil prices on production sharing contracts (PSC) had an impact of 3.8Kboepd. Excluding the increase in the Quiamare La Ceiba stake, production would have increased 11.2% against the equivalent period last year.

Crude oil and liquids production increased 3.6% year-on-year to 604,900 barrels per day. Production in Trinidad and Tobago was 23.1Kboepd. Production increased in Libya, Bolivia, and Argentina, where the El Portón LPG plant is already in operation. Production fell in Dubai and Spain because of the natural diminishment in these fields and in Ecuador due to oil transport restrictions that should be resolved by the end of the next quarter when the OCP (heavy crude pipeline) comes on stream.

Gas production was 3,128 million scfpd (equivalent to 557,000 boepd), 22.4% higher than in the same quarter last year. This was mainly due to Trinidad and Tobago where production in June reached 517 million m3 per day (92Kboepd) with three trains in operations, higher gas demand in Argentina vs. 2002 (30.4Kboepd) and the increase in gas production in Bolivia and Venezuela.

The devaluation in Argentina had the effect of lowering euro-denominated investment costs and enhancing the company operating costs in comparison to pre-crisis levels. Repsol YPF global lifting costs in the first quarter of 2003 were 1.69$ /boe, 23.4% higher than in same quarter last year ($1.37 in 2002) because of the impact of Argentinean inflation and the peso appreciation against the dollar, but much lower than the 2.46$/boe in the second quarter of 2001. Lifting costs in Argentina, at 1.78$/ boe, were 39% higher year-on-year (1.28$/bbl in 2002), but significantly lower than the 2.11$/boe in the second quarter of 2001.

Since the start of 2003, the operating income from Gas and LNG marketing and trading activities and the results of other Argentinean affiliates (namely Mega and Pluspetrol Energy) are consolidated under Exploration and Production. The contribution of these activities to operating income in the second quarter 2003 was Eu29.5 million, compared to EU5 million operating losses in the equivalent 2002 period. These good results were mainly achieved thanks to the increase in LNG sales following the start up of the third liquefaction train in Trinidad and Tobago that came on stream ahead of schedule, and the high benchmark natural gas prices in the United States (Henry Hub).

As mentioned in the note on the previous quarter results, internal criteria for recording intra-Company transactions in Argentina between the Exploration and Production and the Refining and Marketing divisions involving crude oil product inventories has been changed with these transactions now stated at production cost. Based on the new criteria, a negative adjustment of Eu70.8 million was recorded in Exploration and Production results in the second quarter.

Exploration expenses were Eu40.9 in the quarter vs. Eu91.5 million in the same quarter 2002. No extraordinaries were recorded in this quarter unlike the second quarter 2002, which included Eu50 million capital gains on the sale of Indonesian assets.

One new crude oil discovery has been made in the Surubí Noroeste exploratory well in the Mamoré block in Bolivia, which is currently in the testing phase. In this quarter, extensive 2D and 3D seismic testing activity continued in Algeria, Libya, the Canary Islands, and Argentina.

January to June results

Operating results in the first six months of 2003 reached Eu1,213 million, 75.5% higher than in the equivalent period in 2002. First half-year 2002 results included Eu50 million capital gains on the sale of Indonesian assets.

The contribution of Gas and LNG marketing and trading activities, as well as that of other Argentinean affiliates (mainly Mega and Pluspetrol Energy) to operating income in first half-year 2003 was Eu58 million

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As previously mentioned under second quarter results with respect to the change in the consolidation criteria for transactions in Argentina between the Exploration and Production and the Refining and Marketing divisions, a negative adjustment of Eu86.6 million was recorded in the first six months of 2003.

The increase in accumulated results is attributable to the same previously mentioned factors for the quarter, with the price of liquids up to an average 25.81$bbl in comparison with 18.20$bbl in the equivalent 2002 period and average gas prices in Argentina which were 24.8% higher than in the first six months of 2002.

Average production in first-half 2003 was 1,082,700 boepd, 9.1% more than the production for the same period in 2002. Production of liquids was up 0.8% to 4,800 boepd, while gas production was up 21.0%, an additional 479 million scfpd. In Argentina, average production in the first half 2003 was 731,800 boepd, 3.4% higher on the year. Although crude and liquid production fell a slight 0.6%, gas production increased 9.7%. After streamlining its portfolio and exercising its 20% call option on BPTT’s Trinidad and Tobago assets, organic growth at the Company is going at a good pace.

Repsol YPF’s overall lifting cost at the end of the first six months in 2003 was 1.73$/boe, a sharp 16.9% decrease over the equivalent 2002 period. Exploration and Production expenses in the first half-year 2003 were Eu78.2 million vs. Eu130.4 million in the same period last year.

Investments

Second quarter investments in this area totalled Eu375million, 42.0% higher than in the equivalent period last year. Investments in development represented 74% of overall investments in the quarter and were made mainly in Argentina (50%), Ecuador (26%), Trinidad and Tobago (11%), Bolivia (4%), and Brazil (3%).

Investments for the first six months of the year totalled Eu1,529 million, 203.4% more than in the equivalent 2002 period. This increase is mainly the result of payments for exercising the 20% BPTT call option and the acquisition of an additional 25% stake in Quiamare La Ceiba, with this acquisition recorded in second quarter 2003.

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2.2	REFINING & MARKETING

Unaudited figures

QUARTER					ACCUMULATED

2Q02	1Q03	2Q03	% Variation 2Q03/2Q02		Jan-Jun 2002	Jan-Jun 2003	% Variation 03/02

173	357	348	101.2	OPERATING INCOME (Million euro)	469	705	50.3
67	57	46	-31.3	LPG OPERATING INCOME (Million euro)	188	103	-45.2
12,072	12,711	13,336	10.5	OIL PRODUCT SALES (Thousand tons)	24,577	26,047	6.0
805	958	761	-5.5	LPG SALES (Thousand tons)	1,732	1,719	-0.8
133	95	154	15.8	INVESTMENTS (Million euros)	217	249	14.7

QUARTER					ACCUMULATED

2Q02	1Q03	2Q03	% Variation 2Q03/2Q02	REFINING MARGIN INDICATORS ($/Bbl)	Jan-Jun 2002	Jan-Jun 2003	% Variation 03/02

1.13	4.89	2.94	160.2	Spain	1.03	3.91	279.6
0.22	3.13	2.34	963.4	Latin America	1.02	2.61	156.6
0.80	4.24	2.72	240.0	Repsol YPF	1.01	3.48	244.6

Second Quarter Results

Second quarter 2003 operating income was Eu348 million, in comparison with Eu173 million in the same quarter 2002 and Eu357 million in the previous quarter. Overall, there was a sharp improvement in refining and marketing margins in the quarter in comparison with the same period a year earlier. Refining margins, however, were lower than the exceptional first quarter margins. Marketing margins were higher in Spain, in line with European margins, and in Argentina, boosted by the positive impact of the price stability agreement.

The company’s refining margin indicators were at approximately 2.72 $/barrel, significantly higher than the price in 0.80$/barrel in second quarter 2002, but lower than the 4.24 $/barrel in the first quarter this year. This drop was evident in Spain as well as Argentina.

Second quarter distillation levels were much higher than in the previous quarter and the equivalent quarter a year earlier, climbing 7.9% and 13.1%, respectively.

In Spain, light product sales rose 5% on the year while the downward trend observed in the first quarter in heavy products remained in place. Gasoline and gas oil sales to our own network were 8% higher. In Argentina, gasoline and gas oil sales fell 6.8% because of lower demand, the substitution of these products by compressed natural gas (CNG) and a decrease in YPF’s market share relative to the extraordinary levels achieved in the equivalent 2002 period.

As in the rest of Europe, margins in the service station network in Spain showed a positive trend in comparison with the second quarter 2002. Margins in Argentina were higher than in the previous quarters because the drop in crude oil prices was only partially passed to the retail prices thanks to the stability agreement, and the appreciation of the peso against the dollar.

In LPG activities, sales in Spain fell 8% vs. the second quarter in 2002 because of milder temperatures in the quarter and competition from other operators and energy sources, such as LNG and electricity. LPG sales in Latin America fell 1.5% in the quarter because the warm temperatures in June in the South Cone, a higher incidence of

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irregular bottling in Ecuador, and the fact that the drying campaign in Argentina was brought forward to the first quarter of the year.

In Spain, margins for bottled LPG were revised in April implying a 6.14% increase which was not sufficient for compensating market international prices in the period and thereby resulting in lower margins tja one year ago. Retail margins were higher in all Latin American countries.

January to June results

Accumulated operating income growth at June 2003 was Eu705 million, a 50.3% increase over the equivalent period in 2002.

This growth was mainly due to improvement in international refining margins, up 245% vs. the first half of 2002. Marketing margins in Spain and Latin America were higher in line with market trends

Total oil product sales increased 6% to 26.05 million tons. Sales in Spain were up 1.7% to 15.5 million tons while in Argentina, sales were up 3.1% to more than 6.2 million tons. Own marketing gasoline and gas-oil sales in Spain were 5% higher in comparison with the first six months of 2002. In Argentina, gasoline and gas-oil sales fell 1.3%, with gasoline sales dropping 12.2% because of weaker demand in the country and the substitution of this product by CNG while gas-oil sales were up almost 2.4%.

LPG sales for the first half-year fell 1.2% in Spain and remained at the same levels in Latin America.

In Spain, LPG margins were lower on the year as a consequence of not passing on the cost of feedstock on to retail prices because of the current maximum bottled gas price formula recently revised last April. All Latin American countries showed an increase in retail margins, except in Chile and Peru, where the price restraint policy implemented by Petroperú continues to affect prices.

Investments

Eu154 million were invested in the second quarter 2003, 15.8% more than in the equivalent 2002 quarter, and were mainly allocated to ongoing refining projects, namely, the mild hydrocracker in Puertollano; one vacuum and one visbreaking unit in La Pampilla; revamping of the service station network; and development of LPG products in Spain and in Latin America. Investments in the first six months totalled Eu249 million, 14.7% more than in the equivalent period in 2002.

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2.3	CHEMICALS

Unaudited figures

QUARTER					ACCUMULATED

2Q02	1Q03	2Q03	% Variation 2Q03/2Q02		Jan-Jun 2002	Jan-Jun 2003	% Variation 03/02

				OPERATING INCOME
66	51	58	-12.0	(Million euro)	49	109	122.4
				SALES
1,016	996	1,038	2.2	(Thousand tons)	1,791	2,034	13.6
				INVESTMENTS
20	26	12	-40.0	(Million euro)	42	38	-9.5

QUARTER					ACCUMULATED

2Q02	1Q03	2Q03	% Variation 2Q03/2Q02	INTERNATIONAL MARGIN INDICATORS	Jan-Jun 2002	Jan-Jun 2003	% Variation 03/02

				Basic
409	364	555	35.6	(Euros per ton)	349	459	31.5
				Derivatives Europe
323	309	312	-3.4	(Euros per ton)	307	311	1.3
				Derivatives Latin America
115	174	179	55.7	(US$ per ton)	105	176	67.6

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the most significant products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of plants.

Second quarter results

Second quarter 2003 operating was Eu58 million, compared to Eu51 million in the first quarter 2003 and an income of Eu66 million in the second quarter last year.

Operating income growth in comparison with the first quarter is mainly attributable to the sharp increase in basic petrochemical margins (52%). The improvement was achieved thanks to the drop in the price of naphtha because of stable contract prices in the quarter. Product sales, particularly methanol, were also higher.

Operating income fell in comparison with the equivalent quarter a year earlier because higher international petrochemical margins and Latin American derivative margins were not able to offset lower derivative margins in Europe.

Total petrochemical sales were Kt1,038, 4.2% and 2.2% higher than the previous quarter and the second quarter 2002, respectively, despite the sharp drop in derivative sales in Europe, mainly polyolefins.

January to June results

Operating income as at June 2003 was Eu109 million, 122% higher than in the equivalent period in 2002. Growth in operating income was possible because of higher international margins – particularly basic petrochemicals and Latin American derivative (urea and methanol) margins – as well as higher sales volumes.

Total sales of petrochemical products were 2,034Kt, 14% up year-on-year. One of the main factors behind this increase was that the problems affecting methanol transport, currently operating at full capacity, were finally resolved.

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Investments

Second quarter 2003 investments in chemicals totalled Eu12 million and Eu38 million in the first six months. These expenditures were mainly earmarked for cancelling outstanding amounts related to the Tarragona cracker enlargement project, and environmental upgrades in existing units.

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2.4	GAS & POWER

Unaudited figures

QUARTER					ACCUMULATED

			% Variation		Jan-Jun	Jan-Jun	% Variation
2Q02	1Q03	2Q03	2Q03/2Q02		2002	2003	03/02

				OPERATING INCOME
171	63	36	-78.9	(Million euro)	526	99	-81.2
				OPERATING INCOME
				On equivalent terms (1)
53	63	36	-32.1	(Million euro)	142	99	-30.3
				GAS SALES (2)
6.60	7.54	7.11	7.7	(bcm)	13.25	14.65	10.6
				INVESTMENTS
152	107	153	0.7	(Million euros)	490	260	-46.9

Note: 1 bcm=11,626.4 GWh = 10 billion thermies

(1*)	With a 24.042 % stake in Gas Natural sdg in the first quarter and 24.999% in the second quarter.
(2)	For ease of comparison on equivalent terms, Gas Natural sdg figures are represented at 100%.

First quarter results

First quarter operating income was Eu36 million in comparison to Eu171 million a year earlier. These two aggregates are not comparable in that the second quarter 2003 figure include 24.999% of Gas Natural sdg operating income, whereas that for 2002 incorporated 100% of same up to May and June 2002 results incorporate 24.042%. On equivalent terms, that is, taking a 24.042% stake in Gas Natural sdg in the first quarter and 24.999% in the second quarter of both years, income would have fallen 32.1%. This weaker performance was the result of the consolidation of Enagas by Gas Natural sdg by the equity method since July 2002, and, to a lesser extent, lower purchasing and marketing margins due to the appreciation of the euro against the dollar, high crude oil prices, and increasing competition in the Spanish natural gas market.

Second quarter gas sales totalled 7.11 bcm, 7.7% higher than in first quarter 2002 because of higher natural gas trading sales and sales growth in Latin America, which offset the decline in the industrial market in Spain.

In Spain, total sales in the second quarter 2003 were 4.22 bcm, 6.4% lower than in the equivalent 2002 period. This fall was mainly the result of lower sales to the industrial sector, which were 2.36 bcm (-10.9%), because of the switch to the non-regulated market, competition in this market, 0.41 bcm sales to the thermal power plant sector (-12.7%) because of high rainfall levels, and 0.91 bcm sales (-2.4%) to third party distributors and marketing agents. This drop in sales was partially offset by the increase in sales to the residential and commercial sector, amounting to 0.54 bcm (+17.7%). Sales growth in these markets was the result of additions to the customer base, which increased by almost 300,000 over the past twelve months, to reach 4.3 million.

As for the commercialisation of electricity, the Company maintains an approximate 4% market share in the liberalised power market. Sales in the second quarter of 2003 reached 723 GWh. With respect to power generation, the start-up of the San Roque and San Adrián de Besós combined cycles has permitted the generation of 839 GWh during the second quarter 2003.

Gas & power operations in Latin America produced an income of Eu5 million in this quarter, 28.6% lower than in the same period last year. This drop is mainly attributable to the previously mentioned change in consolidation criteria. On equivalent terms, income from this activity in Latin America would have risen 15.7% because of higher distribution sales in all countries (Argentina +7.2%, Mexico +11.4%, Colombia +14.4%, and Brazil +4.3%), partially curtailed by lower margins in the region because of the stronger euro. These higher sales were mainly the result of 315,000 new customers in the past twelve months, making a total of 4.1 million.

Natural gas trading activity sales outside Spain in this quarter amounted to 1.7 bcm, much higher than the 0.40 bcm registered in the equivalent period 2002, since this activity has benefited from better gas natural benchmark prices in the United States (Henry Hub). The 2003 aggregate includes sales in Italy.

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January to June results

Operating income in the first six months totalled Eu99 million vs. Eu526 million the equivalent period a year earlier. These two aggregates are not comparable in that the second quarter 2003 incorporates 24.999% of Gas Natural sdg operating income, whereas that for 2002 incorporated 100% of same up to May and June 2002 results incorporate 24.042%. On equivalent terms, income would have dropped 30.3%. This lower performance was the result of the consolidation of Enagas by Gas Natural sdg by the equity method since July 2002, and the change in the remuneration scheme in February 2002.

Investments

Investment in gas & power during the second quarter 2003 was Eu153 million, very similar to second quarter 2002 levels.

First half-year 2003 investments were Eu260 million, 46.9% less than in the same quarter a year earlier mainly due to the previously mentioned change in the consolidation method, the impact of which has been partially offset by the Natural Gas sdg stake acquisition.

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2.5	CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to operating areas, recorded a loss of Eu39 million in second quarter 2003, bringing accumulated losses to Eu51 million.

3.	FINANCIAL RESULT

QUARTER					ACCUMULATED

			% Variation		Jan-Jun	Jan-Jun	% Variation
2Q02	1Q03	2Q03	2Q03/2Q02	BREAKDOWN OF FINANCIAL RESULTS	2002	2003	03/02

				(Million euro)
13,416	8,642	7,377	-45.0	AVERAGE NET DEBT	14,773	8,006	-45.8
5.5	5.7	5.9	7.3	AVERAGE DEBT COST (%)	5.6	5.8	3.6
186	124	111	-40.3	FINANCIAL INTEREST	413	235	-43.1
-12	-5	-8	-33.3	CAPITALISED FINANCIAL COSTS	-20	-12	-40,0
72	-31	21	–	OTHERS	242	-53	–
246	88	82	-66.7	FINANCIAL RESULT	635	170	-73.2

Net financial income for the second quarter 2003 was Eu82 million vs. Eu246 million in the equivalent 2002 quarter which included Eu62 million in translation differences to adjust for exchange rate differences of the US dollar, Argentine peso and Brazilian real against the euro.

The average cost of net debt in the first six months of 2003 was Eu235 million compared to Eu413 million in the equivalent period a year earlier, thanks to a 45.8% reduction in average debt between both periods. Within the framework of the established conservative financial policy, this reduction was achieved maintaining the same net cash position and, therefore, there was an increase in the relative weighting of net cash over total debt. In terms of net debt, this implies that financial expenses increased from 5.6% in the first months of 2002 to 5.8% in the equivalent period this year.

4.	EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

QUARTER					ACCUMULATED

			% Variation	BREAKDOWN OF UNCONSOLIDATED	Jan-Jun	Jan-Jun	% Variation
2Q02	1Q03	2Q03	2Q03/2Q02	AFFILIATES	2002	2003	03/02

				(Million euro)
-4	18	13	–	E&P	0	31	–
7	1	9	28.6	R&M	31	10	-67.74
-7	11	9	–	CHEMICALS	-48	20	–
-9	16	3	–	G&P	-27	19	–

-13	46	34	–	TOTAL	-44	80	–

Income from unconsolidated affiliates in the second quarter 2003 totalled Eu34million as against a loss of Eu13 million in the same quarter 2002. These quarterly results mainly correspond to the contributions made by Atlantic (Eu12 million), Polisur (Eu7 million), CLH (Eu4 million), Enagas (Eu4 million), Ebytem (Eu3 million), and Petroken (Eu2 million).

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5.	GOODWILL AMORTIZATION

QUARTER					ACCUMULATED

			% Variation		Jan-Jun	Jan-Jun	% Variation
2Q02	1Q03	2Q03	2Q03/2Q02	GOODWILL AMORTIZATION	2002	2003	03/02

				(Million euro)
58	45	43	-25.9	ACCOUNTABLE	122	88	-27.9
89	77	85	-4.5	ASSIGNED TO ASSETS	164	162	-1.22

147	122	128	-12.9	TOTAL	286	250	-12.6

Accountable Goodwill amortization for the second quarter was Eu43 million, in comparison to Eu58 million for the same quarter in 2002, and Eu45 million in the previous quarter.

The main reason for this difference with respect to the equivalent quarter in 2002 is due to lower euro expense for dollar-denominated goodwill amortization following the appreciation of the euro against the dollar.

6.	EXTRAORDINARY ITEMS

QUARTER					ACCUMULATED

			% Variation		Jan-Jun	Jan-Jun	% Variation
2Q02	1Q03	2Q03	2Q03/2Q02	BREAKDOWN OF EXTRAORDINARY ITEMS	2002	2003	03/02

				(Million euro)
892	26	-58	–	EXTRAORDINARY INCOME BEFORE TAX	1,092	-32	–
696	17	-39	–	EXTRAORDINARY INCOME AFTER TAX	852	-22	–

The Eu58 million in extraordinary losses recorded in the second quarter mainly reflect provisions for tax contingencies (Eu9 million), provisions for non-recurring personnel expenses (Eu11 million), and a provision for legal contingencies in Argentina (Eu20 million).

7.	TAXES

The effective Corporate Tax rate for 2003 is estimated at 32%. This tax rate is higher than in the previous year (19.8%), but lower than in 2001 (39.5%). Once the exceptional circumstances that concurred in these years (divestments in Spain and the devaluation of the Argentinean peso) have disappeared, the applicable tax rate for 2003 falls in line with those for 2000 and 1999 (32.5 and 32%, respectively).

Tax expense for the second quarter 2003 amounts to Eu255 million. It should be noted that, since last year, this caption includes the taxes paid in Dubai and Algeria (Eu35million in the quarter), which were previously included as E&P operating income.

As was evident last year, the tax rate is sensitive to the evolution in exchange rates and, therefore, the effective tax rate estimated for the forthcoming quarters might have to be revised in the future.

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8.	MINORITY INTERESTS

QUARTER					ACCUMULATED

			% Variation	BREAKDOWN OF INCOME FROM	Jan-Jun	Jan-Jun	% Variation
2Q02	1Q03	2Q03	2Q03/2Q02	MINORITY INTERESTS	2002	2003	03/02

				(Million euro)
44	40	37	-15.9	PREFERENCE SHARES	89	77	-13.5
63	14	12	-80.9	OTHERS	188	26	-86.2

107	54	49	-54.2	TOTAL	277	103	-62.8

Income attributable to minority interests in the second quarter of 2003 was Eu49 million, in comparison to Eu107 million recorded in the same period last year. This difference is mainly attributable to the change in the consolidation method for Gas Natural sdg, integrated by the proportional method in 2003 and therefore, the Eu42 million in minority interests in the second quarter of 2002 are no longer included in this caption.

9.	HIGHLIGHTS

We would like to highlight following events that have arisen since our last quarterly report:

In Exploration & Production, the third liquefaction train at the Atlantic LNG plant (Trinidad & Tobago) went on stream at the end of April, two months ahead of schedule. This train has a production capacity of 4.3 bcm/year, equivalent to 20% of annual consumption in Spain

In June, the Government of Trinidad and Tobago approved the construction of a fourth liquefaction train at the Atlantic LNG plant in which Repsol YPF has a stake. The fourth train, with a capacity of 7 bcm/year, will be one of the largest facilities of its kind worldwide. This project includes the construction of a second jetty and a fourth LNG storage tank. Total planned investment is $1.2 billion dollars, with production expected to start in the first half of 2006. This fourth train will increase production capacity to almost 20bcm/year, making Trinidad and Tobago the leading LNG supplier for the Atlantic basin countries. Approval of this facility increases the Company’s proven reserves by 185 million boe.

Repsol YPF and the National Oil Company of Libya (NOC) entered into an agreement last May for exploration activities in six blocks in Libya. Repsol YPF has a 60% stake in this venture with OMV having the remaining 40%. The award of these new exploratory blocks consolidates Repsol YPF’s positioning in the Murzuq basin and marks the start of activities in the Sirte basin. This agreement for the so-called “package 1” includes block M1 in the Murzuq basin, the 09 and 010 blocks in the Sirte Offshore basin, the S36 block in the Sirte basin, and blocks K1 and K3 in the Kufra basin. The initial planned investment totals $90 million.

Repsol YPF acquired a 25% stake in the Quiamare La Ceiba block in Venezuela from Tecpetrol thereby raising its total holdings to 75%. The Company operates this block in which Exxon Mobil owns the remaining 25% stake. With this acquisition, effective as of 1 January 2003, Repsol YPF will increase production by 3,900 bbl/day and its proven reserves by 8.2 million boepd.

In Gas & Power, on 20 June 2003, Repsol YPF and Caja de Ahorros y Pesiones de Barcelona (La Caixa) signed an addendum for extending the 11 January 2000 Repsol YPF, S.A. and La Caixa agreement. Pursuant to the terms of this agreement, la Caixa and Repsol agree to reach a consensus on all actions that may affect the strategic development of Gas Natural sdg, such as: this Company’s strategic plan, its organizational structure, annual budget, concentration operations, and asset acquisitions and divestments.

Repsol YPF, S.A. held its Annual General Shareholders’ Meeting on April 4th last. All the proposals included in the order of the day were approved, including payment of a complementary dividend of Eu0.16 per share, which, jointly with the Eu0.15 dividend paid previously, implies a 48% increase against the 2002 dividend. This complementary dividend was paid on 15 July 2003 through the shareholders’ custodian banks in accordance with current regulations. Moreover, Ramón Blanco Balín was appointed Repsol YPF Chief Operating Officer (COO) at the extraordinary Board of Directors meeting held immediately after the General Shareholders’ Meeting, which

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also accepted the resignation of José Ignacio Goirigolzarri Tellaeche, whose place was filled by Manuel González Cid, appointed by cooption.

In the second quarter, the credit rating agencies, Fitch IBCA and Standard & Poors, upgraded their long-term outlook from negative to stable. Standards & Poors confirmed Repsol YPF’s long-term debt “BBB” rating and upgraded the short-term rating from “P3” to “P2”. Fitch IBCA confirmed the Company’s long-term debt “BBB” rating and its short-term debt “F3” rating, as well as the “BB+” credit rating for the Repsol International Capital BV preferred share issue. These changes in Repsol YPF’s credit rating are mainly attributable to the sharp reduction of the Company’s debt, which at year-end 2002 stood at Eu7.5 billion, down from Eu16.6 billion at 31 December 2001. This trend continued through the first-half of 2003 with an additional Eu1 billion in debt reduction.

On 10 July, Repsol YPF, through its affiliate, Repsol International Finance BV, successfully placed a Eu1 billion bond issue, with a 10-year maturity and a 5% coupon. Thanks to the efforts in recent months aimed at debt reduction and the Company’s sound financials, Repsol YPF was able to carry out this issue with a very narrow spread vs. the benchmark bonds, and succeeded in placing the highly oversubscribed issue in just two days.

On 11 July, the Repsol YPF Board of Directors approved the new organizational structure proposed by Alfonso Cortina, the Company’s CEO, a culmination of the process begun last September 2002 with the approval of new Corporate Governance criteria and the appointment of Ramón Blanco as the Chief Operating Officer (COO). The new structure is in keeping with recent measures adopted by the Board aimed at transparency and professionalization, strengthening management and bringing it closer to the Company’s activities in order to promote growth.

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THE SITUATION IN LATIN AMERICA

The Argentine economy in the second quarter 2003 continues to show the same upward trend as in the previous quarter. Nevertheless, the improvement in economic activities is going at a slower pace than in the first months of the year. On the political scene, in the first weeks of his presidency, Nestor Kirshner, who took the oath of office on 25 May, has succeeded in obtaining high public approval ratings thereby consolidating the country’s governability.

1.	Improved economic situation: main indicators

	1.1	After a first quarter of strong GDP growth, +5.4% year-on-year and 2.4% quarter-on-quarter (9.9% vs. the equivalent quarter in 2002), adjusted for seasonality, the economic recovery was more subdued in the second quarter of the year, albeit it is showing growth rates. Based on preliminary estimates, the Administration is expecting 0.3% GDP in the second quarter in comparison with the first quarter. Private institutions are forecasting 4.9% GDP growth for 2003.

	1.2	The balance of trade in Argentina continues to reflect a large commercial surplus of almost $17 billion per annum. Although exports increased in April and May thanks to the favourable international prices, the recovery in imports was somewhat more erratic. The lower growth scenario in Brazil is affecting Argentina’s foreign trade with its principal trading partner due to a cutback in exports.

	1.3	The large current account surplus and the reduction in private capital outflows continue to provoke an excess supply of dollars in the currency market thereby strengthening the peso against the dollar. The exchange rate at the end of June was 2.81 peso per dollar, 5.2% lower than closing rate at the end of the first quarter.

	1.4	The Central Bank’s international reserves improved, rising to more than $12 billion at the end of June.

	1.5	The stronger currency rate has led to price deflation. Retail prices fell 0.1% in June 2003 while wholesale prices declined 0.2%. The year-on-year inflation rate at the end of June stood at 10.2%, with accumulated information for the first half-year at 2.1%.

	1.6	Tax collection in the second quarter was quite positive, up 55% on the 2002 equivalent. Thanks to the positive evolution of public revenues, the Government was able to amply fulfil the first half year’s fiscal targets in accordance with the IMF agreement signed at the start of the year that set a target of an aggregate 4.5 billion peso surplus for the end of June.

2.	Specific regime for the oil sector

The conditions for the oil sector in the second quarter were very similar to those of the first three months of the years, with no significant changes taking place in the regulatory context. Last April, the Companies operating in the upstream and downstream sectors in Argentina extended the price stability agreement for another three months until 31 July. Under this agreement, prices remain stable based on a benchmark price of $28.5 per barrel of WTI. The difference relative to real market prices should be offset in the future when crude oil prices decline.

In Brazil President, Luiz Inácio Da Silva’s strong determination to maintain fiscal discipline and macroeconomic stability should translate into stronger economic growth in the future. In this second quarter, the Central Bank of Brazil implemented a high interest rate policy to fight inflation, although it began to cut interest rates in June, a trend that we should continue to see in the future as the rate of inflation shows signs of falling back sharply.

High interest rates have influenced the level of economic activities. Industrial production dropped 3.7% and 0.3% year-on-year in April and May, respectively.

In terms of structural reforms, the Government sent a proposal to Congress for reforming the social welfare system and fiscal policy. Although these measures are meeting enormous resistance, they should be debated and approved by Congress in the second half of the year.

In a context of greater investor confidence, Brazilian debt was trading higher and, as in the case of Argentina, the Brazilian currency has shown a tendency to appreciate. At the end of June, the exchange rate was 2.87 real/$ vs. 3.35 real/$ in March 2003 and 3.53 real/$ in December 2002.

In short, in the second quarter 2003, the political situation in Argentina has normalised after President Kirchner came into power, while the economy continues to recover, albeit at a slower pace than in the first months of the year. In Brazil, President Lula’s determination to defend a suitable macroeconomic administration and to press

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ahead with his structural reform agenda has helped to substantially reduce the country risk, thereby laying the foundations for stronger growth.

Madrid, July 30th 2003

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ITEM 2

TABLES

RESULTS SECOND QUARTER 2003

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REPSOL YPF SUMMARISED INCOME STATEMENT

	QUARTERLY FIGURES			JANUARY - JUNE

	2Q02	1Q03	2Q03	2002	2003

	(Million Euros) (Unaudited figures)

EBITDA (1)	1,522	1,689	1,502	3,109	3,191
Operating income (2)	844	1,129	946	1,733	2,075
Financial results	(246)	(88)	(82)	(635)	(170)
Equity on earnings of unconsolidated affiliat	(13)	46	34	(44)	80
Goodwill amortization	(58)	(45)	(43)	(122)	(88)
Extraordinary items	892	26	(58)	1,092	(32)
Income before income tax and minority inter	1,419	1,068	797	2,024	1,865
Income tax	(312)	(342)	(255)	(445)	(597)
Net income before minority interests	1,107	726	542	1,579	1,268
	0	0	0	0	0
Minority interest	(107)	(54)	(49)	(277)	(103)

Net income	1,000	672	493	1,302	1,165

Cash-flow after taxes (3)	1,267	1,257	1,193	2,421	2,450

Net income per share (4)
* Euros/share	0.82	0.55	0.40	1.07	0.95
* $/ADR	0.82	0.60	0.35	1.06	0.83

Cash-flow per share (4)
* Euros/share	1.04	1.03	0.98	1.98	2.01
* $/ADR	1.03	1.12	0.85	1.98	1.75

1.	EBITDA, (Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income) Proforma EBITDA for 2002 considering 24.042% of Gas Natural sdg stake in the first quarter and 24.999% in the second would be 1,357 million euro in the second quarter and 2,589 million euro in the first half.
2.	Proforma operating income, calculated as describe in note (1), would be 726 million euros in the second quarter and 1,349 million euro in the first half of 2002.
3.	Proforma cash flow after taxes in 2002 would be 1,156 millionn euro in the second quarter and 2,065 million euro in the first half.
4.	Calculated on 1.220.863.463 shares

0,997 USD/euro in 2Q02
1.089 USD/euro in 1Q03
1,144 USD/euro in 1Q03

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BREAK-DOWN OF REPSOL YPF OPERATING REVENUES BY ACTIVITIES AND GEOGRAPHICAL AREAS

	QUARTERLY FIGURES			JANUARY - JUNE

	2Q02	1Q03	2Q03	2002	2003

	(Million Euros) (Unaudited fugures)

Exploration & Production	1,509	1,637	1,557	2,615	3,194

Spain	16	70	102	44	172
Argentina	1,046	1,093	981	1,765	2,074
Others in Latin America	231	296	311	431	607
Other countries	216	178	163	375	341

Refining & Marketing	7,256	8,688	7,768	14,479	16,456

Spain	4,902	5,729	5,109	9,843	10,838
Argentina	1,207	1,635	1,581	2,548	3,216
Others in Latin America	622	722	742	1,143	1,464
Other countries	525	602	336	945	938

Chemicals	682	556	577	1,090	1,133

Spain	610	433	464	955	897
Argentina	72	123	113	135	236
Others in Latin America	–	–	–	–	–
Other countries	–	–	–	–	–

Gas & Power(*)	946	369	322	2,445	691

Spain	808	322	272	2,104	594
Argentina	(26)	6	8	17	14
Others in Latin America	172	37	36	316	73
Other countries	(8)	4	6	8	10

Corporate and Others	(1,180)	(1,487)	(1,349)	(2,236)	(2,836)

TOTAL	9,213	9,763	8,875	18,393	18,638

(*)	Proforma figures for 2002 considering 24.042% of Gas Natural sdg stake in the first quarter and 24.999% in the second

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BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES AND GEOGRAPHICAL AREAS

	QUARTERLY FIGURES			JANUARY - JUNE

	2Q02	1Q03	2Q03	2002	2003

	(Million Euros)
	(Unaudited fugures)

Exploration & Production	435	670	543	691	1,213

Spain	(4)	15	(36)	(6)	(21)
Argentina	303	499	366	474	865
Others in Latin America	0	79	136	19	215
Other countries	136	77	77	204	154

Refining & Marketing	173	357	348	469	705

Spain	162	237	174	350	411
Argentina	(20)	108	163	69	271
Others in Latin America	29	8	5	42	13
Other countries	2	4	6	8	10

Chemicals	66	51	58	49	109

Spain	49	27	27	24	54
Argentina	17	24	31	25	55
Others in Latin America	–	–	–	–	–
Other countries	–	–	–	–	–

Gas & Power (*)	171	63	36	526	99

Spain	142	52	25	447	77
Argentina	2	2	2	9	4
Others in Latin America	5	3	3	16	6
Other countries	22	6	6	54	12

Corporate and Others	(1)	(12)	(39)	(2)	(51)

TOTAL	844	1,129	946	1,733	2,075

(*)	Proforma figures for 2002 considering 24.042% of Gas Natural sdg stake in the first quarter and 24.999% in the second

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BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES

	QUARTERLY FIGURES			JANUARY - JUNE

	2Q02	1Q03	2Q03	2002	2003

	(Million Euros)
	(Unaudited fugures)

Exploration & Production	850	996	884	1,439	1,880

Refining & Marketing	306	500	507	768	1,007

Chemicals	102	95	102	125	197

Gas & Power (*)	245	81	47	724	128

Corporate and Others	19	17	(38)	53	(21)

TOTAL	1,522	1,689	1,502	3,109	3,191

(*)	Proforma figures for 2002 considering 24.042% of Gas Natural sdg stake in the first quarter and 24.999% in the second would be 80 million euro in the second quarter and 204 million euro in the first half.

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BREAK-DOWN OF INVESTMENTS BY ACTIVITIES (*)

	QUARTERLY FIGURES			JANUARY - JUNE

	2Q02	1Q03	2Q03	2002	2003

	(Million Euros)
	(Unaudited fugures)

Exploration & Production	264	1,154	375	504	1,529

Spain	–	0	13	19	13
Argentina	155	128	147	283	275
Others in Latin America	78	1,007	198	162	1,205
Other countries	31	19	17	40	36

Refining & Marketing	133	95	154	217	249

Spain	80	66	92	130	158
Argentina	10	9	10	24	19
Others in Latin America	40	17	52	58	69
Other countries	3	3	–	5	3

Chemicals	20	26	12	42	38

Spain	13	25	9	25	34
Argentina	7	1	3	17	4
Others in Latin America	–	–	–	–	–
Other countries	–	–	–	–	–

Gas & Power	152	107	153	490	260

Spain	115	94	142	230	236
Argentina	(2)	4	–	9	4
Others in Latin America	36	8	(6)	248	2
Other countries	3	1	17	3	18

Corporate and Others	33	28	34	69	62

TOTAL	602	1,410	728	1,322	2,138

(*)	Capitalized deferred expenses not included

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REPSOL YPF COMPARATIVE BALANCE SHEET

		DECEMBER 2002	JUNE 2003

		(Million Euros)
		(Unaudited Figures)
	Start-up expenses	61	42
	Intangible assets	898	968
	Property, plants and equipment	20,562	20,157
A.	Long term financial assets	335	361
	Other financial assets	883	934
	Goodwill arising on consolidation	2,934	2,738
	Deferred tax assets	616	556
	Deferred expenses	683	602
B.	Temporary cash investments and cash on hand and in banks	4,465	4,512
	Other current assets	6,627	6,774

	TOTAL ASSETS	38,064	37,644

C.	Shareholders equity	13,586	13,873
D.	Minority interests	4,223	4,157
	Negative consolidation difference	3	4
	Long term liabilities	1,165	1,219
E.	Subsidies and deferred revenues	262	297
	Deferred tax liabilities	503	575
F.	Long term debt	8,273	6,923
G.	State financing of investments in exploration	3	3
	Non-interest bearing liabilities	1,111	1,092
H.	Short term debt	3,999	4,374
	Other current liabilities	4,936	5,127

	TOTAL EQUITY / LIABILITIES	38,064	37,644

I.	NET DEBT (Sum of F+H-A-B)	7,472	6,424
	CAPITALIZATION (Sum of C+D+E+G+I)	25,546	24,754

	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)	25,281	24,454

	ROCE before extraordinary, non recurring items and Goodwill amortization (*)	14,3%	18,5%

(*)	It correspond to net adjusted result between capital employed minus goodwill at the begining of the period. In 2002 Gas Natural sale has been adjusted.

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REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

	QUARTERLY FIGURES		JANUARY - JUNE

	2Q02	2Q03	2002	2003

	(Million Euros)
	(Unaudited Figures)
CASH-FLOW FROM OPERATING ACTIVITIES
Net income	1,000	493	1,302	1,165
Adjustments to reconcile net income to net cash provided by operating activit
Amortizations	778	599	1,541	1,196
Net Provisions	178	51	242	87
Minority interest	107	49	277	103
Income from asset divestments	(882)	(2)	(1,167)	(54)
Deferred taxes and others	86	3	226	(47)

SOURCES OF FUNDS	1,267	1,193	2,421	2,450
Changes in working capital	(89)	506	(418)	3

	1,178	1,699	2,003	2,453

CASH-FLOW FROM INVESTING ACTIVITIES
Investments
Capital expenditures	(534)	(504)	(1,053)	(875)
Investments in intangible assets	(16)	(5)	(31)	(15)
Financial investments	(25)	(104)	(53)	(175)
Acquisition of shareholdings in consolidated subsidiaries	(27)	(115)	(185)	(1,073)

Total Investments	(602)	(728)	(1,322)	(2,138)
Capitalized deferred expenses	(8)	(2)	(21)	(6)

	(610)	(730)	(1,343)	(2,144)
Divestments	2,002	26	2,419	143

	1,392	(704)	1,076	(2,001)

CASH-FLOW FROM FINANCING ACTIVITIES
Loan proceeds and other long-term debt	0	107	24	874
Repayment of long term loans and other noncurrent liabilities	(75)	(69)	(313)	(426)
Variation in current financial assets	(2,479)	(763)	(2,629)	(577)
Subsidies received	57	14	85	31
Minority interest contributions	0	0	0	–
Provisions and others	(64)	27	(118)	21
Dividend paid	(115)	(244)	(129)	(287)

	(2,676)	(928)	(3,080)	(364)

Net change in cash and cash equivalents	(106)	67	(1)	88

Cash and cash equivalents at the beginning of the period	383	216	278	195

Cash and cash equivalents at the end of the period	277	283	277	283

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ITEM 4

ANNEX 1

OPERATING HIGHLIGHTS

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OPERATING HIGHLIGHT (E&P, CHEM, G&P)

			2002			2003		% Variation

OPERATING HIGHLIGHTS	UNITS	1Q	2Q	JAN–JUNE	1Q	2Q	JAN–JUNE	2003/2002

EXPLORATION & PRODUCTION

–HYDROCARBON PRODUCTION	K Bep/day	945.6	1,039.0	992.6	1,002.7	1,161.9	1,082.7	9.1
								0.0
Crude and Liquids production	K Bep/day	587.3	583.8	585.5	575.6	604.9	590.3	0.8
– Spain	K Bep/day	7.2	5.2	6.1	3.4	2.5	2.9	–52.0
– Argentina	K Bep/day	436.4	434.5	435.5	426.9	439.1	433.0	–0.6
– Rest in Latino America	K Bep/day	80.4	83.0	81.7	84.7	101.0	92.9	13.7
– Other countries	K Bep/day	63.3	61.1	62.2	60.6	62.3	61.4	–1.2

Natural Gas production	K Bep/day	358.4	455.2	407.0	427.1	557.0	492.4	21.0
– Spain	K Bep/day	0.0	0.0	0.0	0.0		0.0	0.0
– Argentina	K Bep/day	223.5	320.5	272.3	246.0	350.9	298.7	9.7
– Rest in Latino America	K Bep/day	113.4	112.1	112.7	163.5	186.3	175.0	55.2
– Other countries	K Bep/day	21.5	22.6	22.1	17.6	19.9	18.7	–15.1

CHEMICALS

– SALES OF PETROCHEMICAL PRODUCTS	Kt	775	1,016	1,791	996	1,038	2,034	13.6
– By type of product
– Base petrochemical	Kt	159	195	353	227	292	519	46.9
– Spain	Kt	30	27	57	7	7	13	–76.5
– Argentina	Kt	33	40	73	24	80	104	41.8
– Other countries	Kt	95	128	223	196	206	402	80.0

– Derivative petrochemicals	Kt	617	821	1,438	769	747	1515	5.4
– Spain	Kt	287	305	593	306	276	582	–1.8
– Argentina	Kt	76	76	152	75	108	183	20.6
– Other countries	Kt	253	440	693	388	362	750	8.1

NATURAL GAS

NATURAL GAS	bcm	6.65	6.60	13.25	7.54	7.11	14.65	10.6
– Spain	bcm	5.12	4.50	9.63	5.04	4.22	9.25	–3.9
– Argentina	bcm	0.32	0.64	0.97	0.39	0.69	1.08	11.8
– Rest in Latino America	bcm	1.08	1.05	2.13	1.17	1.13	2.30	8.2
– Other countries	bcm	0.12	0.40	0.52	0.95	1.07	2.01	285.1

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OPERATING HIGHLIGHTS (R&M)

			2002			2003		% Variation

OPERATING HIGHLIGHTS	UNITS	1Q	2Q	JAN–JUNE	1Q	2Q	JAN–JUNE	2003/2002

– CRUDE OIL PROCESSED	M tep	12.3	12.0	24.2	12.9	13.9	26.8	10.7

–Spain	M tep	7.8	7.3	15.0	7.6	8.6	16.2	7.9

–Argentina	M tep	3.6	3.7	7.3	3.9	3.8	7.7	5.2

–Other countries	M tep	0.9	1.0	1.9	1.4	1.5	2.9	55.2

–SALES OF OIL PRODUCTS	Kt	12,504	12,072	24,577	12,711	13,336	26,047	6.0

Sales in Spain	Kt	7,903	7,348	15,251	7,523	7,985	15,508	1.7
– Own network	Kt	5,717	5,311	11,029	5,031	5,233	10,264	–6.9
– Light products	Kt	3,903	3,876	7,779	4,084	4,087	8,171	5.0
– Other Products	Kt	1,814	1,436	3,250	947	1,146	2,093	–35.6
– Other Sales to Domestic Market	Kt	1,344	1,314	2,657	1,561	1,606	3,167	19.2
– Light Products	Kt	1,004	884	1,888	1,037	1,057	2,094	10.9
– Other Products	Kt	340	430	769	524	549	1,073	39.5
– Exports	Kt	842	723	1,564	931	1,146	2,077	32.8
– Light Products	Kt	312	393	705	306	518	824	16.9
– Other Products	Kt	530	330	860	625	628	1,253	45.8

Sales in Argentina	Kt	2,990	3,046	6,036	3,173	3,050	6,223	3.1
– Own network	Kt	1,677	1,849	3,527	1,696	1,695	3,391	–3.8
– Light products	Kt	1,328	1,493	2,821	1,389	1,376	2,765	–2.0
– Other Products	Kt	350	356	706	307	319	626	–11.3
– Other Sales to Domestic Market	Kt	290	276	566	290	331	621	9.7
– Light Products	Kt	233	224	457	213	242	455	–0.5
– Other Products	Kt	57	52	109	77	89	166	52.7
– Exports	Kt	1,022	921	1,944	1,187	1,024	2,211	13.8
– Light Products	Kt	806	674	1,480	799	711	1,510	2.0
– Other Products	Kt	217	247	463	388	313	701	51.3

Sales Rest of Latin America	Kt	1,427	1,518	2,944	1,802	2,032	3,834	30.2
– Own network	Kt	660	766	1,427	780	851	1,631	14.3
– Light products	Kt	534	624	1,158	663	684	1,347	16.3
– Other Products	Kt	126	143	269	117	167	284	5.7
– Other Sales to Domestic Market	Kt	497	504	1,001	752	895	1,647	64.5
– Light Products	Kt	343	339	681	556	643	1,199	76.0
– Other Products	Kt	154	166	320	196	252	448	39.9
– Exports	Kt	269	247	516	270	286	556	7.7
– Light Products	Kt	0	0	0	0	0	0	–
– Other Products	Kt	269	247	516	270	286	556	7.7

Sales in other countries	Kt	185	160	345	213	269	482	39.5
– Own network	Kt	185	160	345	213	269	482	39.5
– Light products	Kt	174	147	321	184	218	402	25.4
– Other Products	Kt	12	13	25	29	51	80	223.0

–LPG SALES

– LPG	Kt	927	805	1,732	958	761	1,719	–0.8
–Sales in Spain	Kt	658	486	1,144	684	447	1,131	–1.1
–Sales in Argentina	Kt	71	103	174	67	91	158	–9.3
–Sales in Rest of Latin America	Kt	173	197	371	181	205	386	4.2
–Sales in other countries	Kt	25	19	44	26	18	44	0.6

Other sales to domestic markets: includes sales to other operators and bunker.
Exports: expressed from country of origin.
From January 1st 2003 onwards it includes data from the 30% participation in REFAP (Brasil) and from 50% participation in Refinor (Argentina) In this note and for comparative purposes data from the 2Q2003 is cummulative and variation do not include REFAP and REFINOR:
Processed crude oil in Argentina 7,5 Mtep (2.4%); sales in Argentina 6.059 Kt (0.4%); processed crude Rest of Latinamerica 2,1MTep (12.4%); sales Rest of Latinamerica 3,198 Kt (8.6%).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	August 1, 2003	By:	/s/ Luis Mañas

			Name:	Luis Mañas
			Title:	Chief Financial Officer